Exhibit 1
C.R. PALMER
520 Post Oak Boulevard, Suite 780
Houston, Texas 77027
713-627-7355
713-627-7424 (Fax)
May 19, 2008
To the Stockholders of Rowan Companies, Inc.:
I am a substantial stockholder of Rowan, currently beneficially owning approximately 1,000,000 shares. In addition, I was Chairman and CEO of Rowan for approximately 31 years and served on its board of directors for over 35 years. During my tenure as Chairman and CEO, the market value of the Company increased from less than $30 million to about $5 billion.
I am writing to advise you that I have voted my shares against the reelection of R. G. Croyle and D. F. McNease to the Board of Directors. My reasons for doing so are based upon the following beliefs:
•	During my tenure as Chairman, CEO and director of Rowan for many years, I gained an understanding of how the Company should be managed.

•	Messrs. Croyle and McNease have exercised poor judgment in the management of the Company’s major resources of manpower, machines and money; their recent changes in hiring practices, compensation policies and employee benefits will have long-term negative consequences.

•	The Company’s recent commitment for the speculative investment in six additional offshore rigs is a mistake because, in contrast to Rowan’s successful strategy for over 30 years, these rigs are not designed for a niche market.

•	It is unwise to commit to over $1.5 Billion in capital expenditures based principally on the expectation of future cash flow without a plan for external financing.

•	The current expenditure level of Rowan’s customer base is influenced by current oil and gas prices—which may not be sustained. Consequently, as recognized in Rowan’s current Annual Report on Form 10-K and its most recent Quarterly Report on Form 10-Q, Rowan’s balance sheet is being placed at risk.

•	The full consequences of the foregoing decisions may require more than five years to become known and could prove fatal to the legacy of Rowan.

May 19, 2008

•	During the last five years, under the leadership of Messrs. McNease and Croyle, Rowan’s stock price has underperformed virtually every oil service company-in spite of record revenues and profits.
The solution to poor performance-in my view-is for the stockholders to vote against the reelection of Messrs. McNease and Croyle. With sufficient opposition to their reelection, the independent directors should be motivated to step forward with the message, “You’re Fired”.
For the avoidance of doubt, I am not soliciting your proxy; I only want you to know where I stand on this important issue.
“Nothing personal; just business.”
Sincerely,
/s/ C.R. Palmer
C.R. Palmer